HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

ASSETS		2015	2014
Cash	$	220,844	308,689
Cash segregated under federal and other regulations		4,000	4,000
Securities owned:			
Money market funds		63,659	118,883
Mutual funds		184,855	153,203
Commissions receivable		81,767	86,858
Prepaid expenses		869	828
Equipment, net of accumulated depreciation of $15,093 and 15,093, respectively		-	-
Total assets	$	555,994	672,461

LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Accounts payable	$	123,321	234,098
Total liabilities		123,321	234,098
Stockholders' equity:			
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		132,673	138,363
Total stockholders' equity		432,673	438,363
Total liabilities and stockholders' equity	$	555,994	672,461

The accompanying notes are an integral part of these financial statements.